UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

AgroFresh Solutions, Inc.

(Name of Issuer)

COMMON STOCK, 0.0001 par value

(Title of Class of Securities)

00856G109

(CUSIP Number)

Eric Ross

c/o Boulevard Acquisition Sponsor, LLC

399 Park Avenue, 6th Floor

New York, New York 10022

(212) 878-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 4, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00856G109		SCHEDULE 13D

1	Name of Reporting Persons Boulevard Acquisition Sponsor, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 818,246

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 818,246

11	Aggregate Amount Beneficially Owned by Each Person 818,246

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5(a)) 1.6%

14	Type of Reporting Person CO

CUSIP No. 00856G109		SCHEDULE 13D

1	Name of Reporting Persons Marc Lasry

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 100,000

	8	Shared Voting Power 818,246

	9	Sole Dispositive Power 100,000

	10	Shared Dispositive Power 818,246

11	Aggregate Amount Beneficially Owned by Each Person 918,246

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5(a)) 1.8%

14	Type of Reporting Person IN

CUSIP No. 00856G109		SCHEDULE 13D

1	Name of Reporting Persons Sonia E. Gardner

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 20,000

	8	Shared Voting Power 818,246

	9	Sole Dispositive Power 20,000

	10	Shared Dispositive Power 818,246

11	Aggregate Amount Beneficially Owned by Each Person 838,246

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5(a)) 1.6%

14	Type of Reporting Person IN

This Amendment No. 7 to Schedule 13D (this “Amendment No. 7”) amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of AgroFresh Solutions, Inc. (the “Issuer”) filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on February 24, 2014 (the “Initial Schedule 13D”), as amended by the Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the Commission on March 21, 2014, the Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the Commission on August 24, 2015, Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the Commission on April 6, 2017, Amendment No. 4 to Schedule 13D filed by the Reporting Persons with the Commission on April 11, 2017, Amendment No. 5 to Schedule 13D filed by the Reporting Persons with the Commission on December 29, 2017, and Amendment No. 6 to Schedule 13D filed by the Reporting Persons with the Commission on March 28, 2018. Capitalized terms used in this Amendment No. 7 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D.

Except as otherwise set forth herein, this Amendment No. 7 does not modify any of the information previously reported by the Reporting Persons in the Initial Schedule 13D, as amended.

Item 3.                   Source and Amount of Funds or Other Consideration

Mr. Marc Lasry and Ms. Sonia Gardner acquired securities in connection with a distribution by Boulevard Acquisition Sponsor, LLC (“Boulevard Acquisition Sponsor”) to certain of its members for no consideration.

Item 4.                   Purpose of Transaction

On April 4, 2018, Boulevard Acquisition Sponsor:

(i)            transferred 103,456 shares of Common Stock as gifts to certain non-profit organizations for no consideration;

(ii)           distributed 459,653 shares of Common Stock to certain members of Boulevard Acquisition Sponsor for no consideration; and

(iii)          sold 1,891,630 shares of Common Stock to an unaffiliated third-party purchaser in a private transaction for $7.25 per share.

Item 5.                   Interest in Securities of the Issuer

The ownership information presented below represents beneficial ownership of Common Stock as of April 5, 2018, based upon 50,903,047 shares of Common Stock outstanding as of March 9, 2018, as reported in the Annual Report of the Issuer on Form 10-K that was filed with the Commission on March 22, 2018.

Reporting Person	Number of Shares Owned
Boulevard Acquisition Sponsor, LLC:	Beneficially Owned:	818,246
	Percent of Class:	1.6%
	Sole Voting Power:	0
	Shared Voting Power:	818,246
	Sole Disposition Power:	0
	Shared Disposition Power:	818,246

Marc Lasry:	Beneficially Owned:	918,246
	Percent of Class:	1.8%
	Sole Voting Power:	100,000
	Shared Voting Power:	818,246
	Sole Disposition Power:	100,000
	Shared Disposition Power:	818,246

Sonia E. Gardner:	Beneficially Owned:	838,246
	Percent of Class:	1.6%
	Sole Voting Power:	20,000
	Shared Voting Power:	818,246
	Sole Disposition Power:	20,000
	Shared Disposition Power:	818,246

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	April 5, 2018

BOULEVARD ACQUISITION SPONSOR, LLC

By:	/s/ Marc Lasry*
Name:	Marc Lasry
Its:	Managing Member

/s/ Marc Lasry*
Marc Lasry

/s/ Sonia E. Gardner*
Sonia E. Gardner

* By:	/s/ Alan I. Annex
Name:	Alan I. Annex
Attorney-in-Fact